SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 15 September, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                    EUR2 Billion raised by Bank of Ireland in highly successful issue of first Irish Mortgage Asset Covered Security
Key Highlights

   - First mortgage security to be issued under the Irish Asset Covered Securities Act 2001

   - Largest (EUR2 billion) issue of its kind

   - Sold to over 130 investors across 23 countries

   - More than three times oversubscribed

Bank of Ireland Group today (15 September 2004) announced that, subject to final documentation and completion, it had successfully raised EUR2 billion in funding (via Bank of Ireland Mortgage Bank) through the issue of the first Irish mortgage asset covered security under the 2001 Asset Covered Securities ("ACS") Act. The issue is part of a fundraising programme from which the Bank plans to raise up to EUR10 billion over the next four to five years. It followed an intensive marketing roadshow campaign where 10 of the Bank's senior management met in excess of 200 potential investors across the globe. The issue was more than three times oversubscribed and the final allocation of investors includes 8% from Ireland, 4% from the UK, 68% from Continental Europe, 9% Scandinavia and 11% from Asia. The bond was priced at mid swaps plus 3 bps and has a preliminary rating of AAA, by both Standard & Poors and Moody's Investor Services, enabling Bank of Ireland to raise funds in the markets at attractive rates. Formal ratings are expected on completion, which will take place on 22nd September 2004. An application will be made to have the securities listed on the Irish Stock Exchange on completion.


Brian Goggin, Group Chief Executive, Bank of Ireland said:


"The success of our first bond issue under our ACS programme is testimony to our innovative approach to funding and has facilitated the diversification of our debt investor base in a cost effective way. We are particularly pleased with the speed, size, quality and breadth of our order book, which represents a global vote of confidence in the Bank of Ireland brand, the Asset Covered Securities product and the Irish economy."


" I am very pleased that Bank of Ireland, through its Global Markets and Mortgage businesses, is the first financial services company to issue an Irish mortgage asset covered security. This programme has attracted exceptional international interest and will play a pivotal role in our liability management in the future. The programme has attracted a significant number of new debt investors to Bank of Ireland," he added.


Barclays Capital (Arranger), Citigroup, Deutsche Bank and Davy were joint lead managers on this transaction.


Ends

15 September 2004


Contacts

Dan Loughrey+353 1 604 3833
Head of Group Corporate Communications

Anne Mathews+353 1 604 3836
Media Relations Manager


Fiona Ross+353 1 604 3501
Head of Group Investor Relations








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 15 September, 2004